Exhibit 99.1

17 Education & Technology Group Inc. Announces Fourth Quarter and Fiscal Year 2021 Unaudited Financial Results

BEIJING, China, March 8, 2022 — (GLOBE NEWSWIRE) —17 Education & Technology Group Inc. (NASDAQ: YQ) (“17EdTech” or the “Company”), an education technology company in China, today announced its unaudited financial results for the fourth quarter and the year ended December 31, 2021.

The General Office of the CPC Central Committee and the General Office of the State Council published the “Opinions on Further Alleviating the Burden of Homework and After-School Tutoring on Students in Compulsory Education” in July 2021 (the “Opinion”), also known as the double reduction policy (the “Double Reduction Policy”), and competent authorities promulgated the related implementation rules, regulations and measures (collectively, the “New Regulations”). The Company had provided updates on the New Regulations and related regulatory development on July 26, 2021 and August 25, 2021.

In compliance with the New Regulations, the Company ceased offering tutoring services related to academic subjects to students from kindergarten through the last year of senior high school (“K-12 Academic AST Services”) in mainland China by the end of 2021, which accounted for more than 90% of the Company’s net revenues in the fiscal years 2020 and 2021. The publication and enforcement of the Opinion and applicable rules also resulted in a significant decrease in average MAUs1 of the Company’s in-school applications for students. The Company has quickly formed new business strategies under the new regulatory and business environment and took measures to adjust our organization and workforce in a bid to reduce our operating costs. The Company also shifted its focus and resources from original operations towards two new directions.

Mr. Andy Chang Liu, Founder, Chairman and Chief Executive Officer of 17EdTech commented, “Although we recorded a net loss of RMB25.6 million (US$4.0 million) on a GAAP basis in the fourth quarter of 2021, we are pleased to report a positive adjusted net income (non-GAAP)2 of RMB17.0 million (US$2.7 million) for the fourth quarter of 2021. We achieved this adjusted net income at the same time as we were rapidly transforming our businesses and organization. Since our last earnings announcement, we continued to see positive momentum in our new business initiatives, in particular in our teaching and learning SaaS business which was an upgrade to our previous in-school products and services. The Ministry of Education of China (“MoE”) has also re-emphasized its encouragement of applying digital technology and procuring innovative services to improve the efficiency and effectiveness of teaching and learning scenarios at public schools nationwide. Our service offerings are supporting an increasing number of pilot cities in their endeavors to materialize MoE’s guidance. One recent example was the “First Classroom” project at Shanghai’s Minhang District a technology-driven education program that was based on our technological solutions, which was reported by China’s CCTV and major media.”

“I would like to re-emphasize our confidence and determination in turning our business into a profitable growing one. This will be a key philosophy in guiding our decisions and business operations going forward.” Mr. Liu concluded.

[1]

Average MAUs for a certain period is calculated by dividing (i) the sum of monthly active users (MAUs) for each month of such period by (ii) the number of months in such period. MAU for each month is the number of users that logged in to the in-school applications in that month at least once. When calculating MAU, each account is treated as a distinct user.

[2]	Adjusted net income (loss) represents net income (loss) excluding share-based compensation expenses.

Mr. Michael Chao Du, Director and Chief Financial Officer of 17EdTech commented, “Achieving positive adjusted net income (non-GAAP) in the fourth quarter of 2021 was a key milestone for the Company. It was the result of our clearly defined new business strategies for future growth and the swift adjustment by our organization to accommodate these strategies and to improve operational efficiency. We are happy to see the quick progress in the implementation of our new business strategies, as the balance of current and non-current deferred revenue and customer advances from these business initiatives reached RMB243.9 million by December 31, 2021, which does not include deferred revenue related to online K-12 tutoring services.”

“In terms of the business outlook for the first quarter of 2022, the net revenue is expected to be between RMB200 million to RMB210 million, and although we cannot be certain we will record GAAP net income, the Company is expected to achieve positive adjusted net income (Non-GAAP) excluding share-based compensation. Looking ahead, we will continue with the key philosophy of building a profitable growing business and put a strong emphasis on operational efficiency.” Mr. Du added.

Fourth Quarter 2021 Highlights3

•	Net revenues were RMB542.5 million (US$85.1 million), representing a year-over-year increase of 11.5% from RMB486.8 million in the fourth quarter of 2020.

•	Net revenues from online K-12 tutoring services were RMB525.9 million (US$82.5 million), representing a year-over-year increase of 12.5% from RMB467.5 million in the fourth quarter of 2020.

•	Gross margin was 64.8%, improving from 64.3% in the fourth quarter of 2020.

•	Net loss was RMB25.6 million (US$4.0 million), compared with net loss of RMB365.1 million in the fourth quarter of 2020.

•	Net loss as a percentage of net revenues was negative 4.7% in the fourth quarter of 2021, compared with negative 75.0% in the fourth quarter of 2020.

•

Adjusted net income[4] (non-GAAP), which excluded share-based compensation expenses of RMB42.6 million (US$6.7 million), was RMB17.0 million (US$2.7 million), improving from adjusted net loss (non-GAAP) of RMB134.6 million in the fourth quarter of 2020.

•	Adjusted net income (loss) (non-GAAP) as a percentage of net revenues was 3.1% in the fourth quarter of 2021, compared with negative 27.7% in the fourth quarter of 2020.

Fiscal Year 2021 Highlights

•	Net revenues were RMB2,184.5 million (US$342.8 million), representing a year-over-year increase of 68.8% from RMB1,294.4 million in 2020.

•	Net revenues from online K-12 tutoring services were RMB2,128.6 million (US$334.0 million), representing a year-over-year increase of 74.7% from RMB1,218.6 million in 2020.

•	Gross margin was 59.8%, compared with 61.7% in 2020.

•	Net loss was RMB1,441.9 million (US$226.3 million), compared with net loss of RMB1,339.9 million in 2020.

•	Net loss as a percentage of net revenues was negative 66.0% in 2021, compared with negative 103.5% in 2020.

[3]	For a reconciliation of non-GAAP numbers, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” at the end of this press release.
[4]	Adjusted net income (loss) represents net income (loss) excluding share-based compensation expenses.

•

Adjusted net loss (non-GAAP), which excluded share-based compensation expenses of RMB195.2 million (US$30.6 million), was RMB1,246.7 million (US$195.6 million), compared with adjusted net loss (non-GAAP) of RMB983.9 million in 2020.

•	Adjusted net loss (non-GAAP) as a percentage of net revenues was negative 57.1% in 2021, improving from negative 76.0% in 2020.

Fourth Quarter 2021 Unaudited Financial Results

Net Revenues

The following table sets forth a breakdown of total revenues by amounts and percentages during the periods indicated (in thousands, except for percentages):

	For the three months ended December 31,
	2020		2021			Year-over-
	RMB	%	RMB	USD	%	year
Net revenues:
Online K-12 tutoring services	467,507	96.0%	525,905	82,526	96.9%	12.5%
Other educational services	19,280	4.0%	16,643	2,612	3.1%	-13.7%

Total	486,787	100.0%	542,548	85,138	100.0%	11.5%

Net revenues for the fourth quarter of 2021 were RMB542.5 million (US$85.1 million), representing a year-over-year increase of 11.5% from RMB486.8 million in the fourth quarter of 2020. The increase was primarily driven by an increase in net revenues from online K-12 tutoring services.

Net revenues from online K-12 tutoring services for the fourth quarter of 2021 were RMB525.9 million (US$82.5 million), representing a year-over-year increase of 12.5% from RMB467.5 million in the fourth quarter of 2020, accounting for 96.9% of total net revenues in the fourth quarter of 2021.

Net revenues from other educational services for the fourth quarter of 2021 were RMB16.6 million (US$2.6 million), representing a year-over-year decrease of 13.7% from RMB19.3 million in the fourth quarter of 2020.

Cost of Revenues

Cost of revenues for the fourth quarter of 2021 was RMB191.2 million (US$30.0 million), representing a year-over-year increase of 10.1% from RMB173.6 million in the fourth quarter of 2020. The increase was primarily due to increases in compensation costs for instructors and tutors.

Gross Profit and Gross Margin

Gross profit for the fourth quarter of 2021 was RMB351.4 million (US$55.1 million), representing a year-over-year increase of 12.2% from RMB313.2 million in the fourth quarter of 2020. The increase was primarily driven by the increase in net revenues.

Gross margin for the fourth quarter of 2021 was 64.8%, improving from 64.3% in the fourth quarter of 2020.

Total Operating Expenses

The following table sets forth a breakdown of operating expenses by amounts and percentages during the periods indicated (in thousands, except for percentages):

	For the three months ended December 31,
	2020		2021			Year-over-
	RMB	%	RMB	USD	%	year
Sales and marketing expenses	247,064	50.8%	104,054	16,328	19.2%	-57.9%
Research and development expenses	192,139	39.5%	159,524	25,033	29.4%	-17.0%
General and administrative expenses	237,171	48.7%	83,100	13,040	15.3%	-65.0%
Impairment for property and equipment, right-of-use assets and rental deposits	—	—	33,586	5,270	6.2%	—

Total operating expenses	676,374	139.0%	380,264	59,671	70.1%	-43.8%

Total operating expenses for the fourth quarter of 2021 were RMB380.3 million (US$59.7 million), including RMB42.6 million (US$6.7 million) of share-based compensation expenses, representing a year-over-year decrease of 43.8% from RMB676.4 million in the fourth quarter of 2020.

Sales and marketing expenses for the fourth quarter of 2021 were RMB104.1 million (US$16.3 million), including RMB7.1 million (US$1.1 million) of share-based compensation expenses, representing a year-over-year decrease of 57.9% from RMB247.1 million in the fourth quarter of 2020. The decrease was primarily due to the reduction of promotional activities in line with the changes in the regulatory environment.

Research and development expenses for the fourth quarter of 2021 were RMB159.5 million (US$25.0 million), including RMB24.8 million (US$3.9 million) of share-based compensation expenses, representing a year-over-year decrease of 17.0% from RMB192.1 million in the fourth quarter of 2020. The decrease was primarily due to the reduction of research and development personnel in response to business changes and organization optimization.

General and administrative expenses for the fourth quarter of 2021 were RMB83.1 million (US$13.0 million), including RMB10.7 million (US$1.7 million) of share-based compensation expenses, representing a year-over-year decrease of 65.0% from RMB237.2 million in the fourth quarter of 2020. The decrease was primarily due to a decrease in share-based compensation.

Impairment for property and equipment, right-of-use assets and rental deposits for the fourth quarter of 2021 were RMB33.6 million (US$5.3 million), compared with nil in the fourth quarter of 2020. As a result of the changes in regulatory environment, combined with the Company’s financial performance, the Company performed an impairment assessment on its long-term assets and recognized impairment losses in the fourth quarter of 2021.

Loss from Operations

Loss from operations for the fourth quarter of 2021 was RMB28.9 million (US$4.5 million), compared with RMB363.2 million in the fourth quarter of 2020. Loss from operations as a percentage of net revenues for the fourth quarter of 2021 was negative 5.3%, improving from negative 74.6% in the fourth quarter of 2020.

Net Loss

Net loss for the fourth quarter of 2021 was RMB25.6 million (US$4.0 million), compared with net loss of RMB365.1 million in the fourth quarter of 2020. Net loss as a percentage of net revenues was negative 4.7% in the fourth quarter of 2021, compared with negative 75.0% in the fourth quarter of 2020.

Adjusted Net Income (Loss) (non-GAAP)

Adjusted net income (non-GAAP) for the fourth quarter of 2021 was RMB17.0 million (US$2.7 million), compared with adjusted net loss (non-GAAP) of RMB134.6 million in the fourth quarter of 2020. Adjusted net income (loss) (non-GAAP) as a percentage of net revenues was 3.1% in the fourth quarter of 2021, improving from negative 27.7% in the fourth quarter of 2020.

Please refer to the attached table for a reconciliation of net loss under U.S. GAAP to adjusted net income (loss) (non-GAAP).

Fiscal Year 2021 Unaudited Financial Results

Net Revenues

The following table sets forth a breakdown of total revenues by amounts and percentages for the periods indicated (in thousands, except for percentages):

	For the year ended December 31,
	2020		2021			Year-over-
	RMB	%	RMB	USD	%	year
Net revenues:
Online K-12 tutoring services	1,218,564	94.1%	2,128,610	334,025	97.4%	74.7%
Other educational services	75,807	5.9%	55,910	8,774	2.6%	-26.2%

Total	1,294,371	100.0%	2,184,520	342,799	100.0%	68.8%

Net revenues in 2021 were RMB2,184.5 million (US$342.8 million), representing a year-over-year increase of 68.8% from RMB1,294.4 million in 2020. The increase was primarily driven by an increase in net revenues from online K-12 tutoring services.

Net revenues from online K-12 tutoring services in 2021 were RMB2,128.6 million (US$334.0 million), representing a year-over-year increase of 74.7% from RMB1,218.6 million in 2020. The increase was primarily driven by an increase in paid course enrollments and an increase in the median level of our course fees.

Net revenues from other educational services in 2021 were RMB55.9 million (US$8.8 million), representing a year-over-year decrease of 26.2% from RMB75.8 million in 2020.

Cost of Revenues

Cost of revenues in 2021 was RMB878.2 million (US$137.8 million), representing a year-over-year increase of 77.2% from RMB495.7 million in 2020. The increase was primarily due to increases in compensation costs for instructors and tutors and teaching material costs as the Company provided services to more students, which was largely in line with the growth of the Company’s net revenues from online K-12 tutoring services during the same period.

Gross Profit and Gross Margin

Gross profit in 2021 was RMB1,306.3 million (US$205.0 million), representing a year-over-year increase of 63.6% from RMB798.7 million in 2020. The increase was primarily driven by the increase in net revenues.

Gross margin in 2021 was 59.8%, compared with 61.7% in 2020. The decrease was attributable to the impact from the Double Reduction Policy and corresponding severance costs associated with workforce adjustments.

Total Operating Expenses

The following table sets forth a breakdown of operating expenses by amounts and percentages during the periods indicated (in thousands, except for percentages):

	For the year ended December 31,
	2020		2021			Year-over-
	RMB	%	RMB	USD	%	year
Sales and marketing expenses	1,097,932	84.8%	1,412,873	221,711	64.7%	28.7%
Research and development expenses	614,770	47.5%	800,163	125,563	36.6%	30.2%
General and administrative expenses	420,114	32.5%	445,440	69,899	20.4%	6.0%
Impairment for property and equipment, right-of-use assets and rental deposits	—	—	121,294	19,034	5.6%	—

Total operating expenses	2,132,816	164.8%	2,779,770	436,207	127.3%	30.3%

Total operating expenses in 2021 were RMB2,779.8 million (US$436.2 million), including RMB195.2 million (US$30.6 million) of share-based compensation expenses, representing a year-over-year increase of 30.3% from RMB2,132.8 million in 2020.

Sales and marketing expenses in 2021 were RMB1,412.9 million (US$221.7 million), including RMB25.8 million (US$4.0 million) of share-based compensation expenses, representing a year-over-year increase of 28.7% from RMB1,097.9 million in 2020. The increase was primarily due to an increase in promotional course expenses as the Company enhanced its sales and marketing efforts to propel the growth of the Company’s online K-12 tutoring services, primarily during the period prior to the implementation of the Double Reduction Policy, as well as severance costs for adjustment to the sales and marketing personnel after the implementation of the Double Reduction Policy.

Research and development expenses in 2021 were RMB800.2 million (US$125.6 million), including RMB60.0 million (US$9.4 million) of share-based compensation expenses, representing a year-over-year increase of 30.2% from RMB614.8 million in 2020. The increase was primarily due to an increase in salaries and welfare for research and development personnel, as well as severance costs for adjustment to the research and development personnel after the implementation of the Double Reduction Policy.

General and administrative expenses in 2021 were RMB445.4 million (US$69.9 million), including RMB109.4 million (US$17.2 million) of share-based compensation expenses, representing a year-over-year increase of 6.0% from RMB420.1 million in 2020. The increase was primarily due to an increase in salaries and welfare for general and administrative personnel prior to the implementation of the Double Reduction Policy, as well as severance costs for adjustment to the general and administrative personnel after the implementation of the Double Reduction Policy.

Impairment for property and equipment, right-of-use assets and rental deposits in 2021 were RMB121.3 million (US$19.0 million), compared with nil in 2020. As a result of the changes in regulatory environment, combined with the Company’s financial performance, the Company performed an impairment assessment on its long-term assets and recognized impairment losses in 2021.

Loss from Operations

Loss from operations in 2021 was RMB1,473.5 million (US$231.2 million), compared with RMB1,334.1 million in 2020. Loss from operations as a percentage of net revenues in 2021 was negative 67.5%, narrowing from negative 103.1% in 2020. The improvement was due to improvement in overall operational efficiency.

Net Loss

Net loss in 2021 was RMB1,441.9 million (US$226.3 million), compared with net loss of RMB1,339.9 million in 2020. Net loss as a percentage of net revenues was negative 66.0% in 2021, compared with negative 103.5% in 2020.

Adjusted Net Loss (non-GAAP)

Adjusted net loss (non-GAAP) in 2021 was RMB1,246.7 million (US$195.6 million), compared with RMB983.9 million in 2020. Adjusted net loss (non-GAAP) as a percentage of net revenues was negative 57.1% in 2021, improving from negative 76.0% in 2020.

Please refer to the attached table for a reconciliation of net loss under U.S. GAAP to adjusted net loss (non-GAAP).

Share Outstanding

As of December 31, 2021, the Company had 508,031,685 ordinary shares issued and outstanding.

Cash and Cash Equivalents and Restricted Cash

Cash and cash equivalents were RMB1,180.9 million (US$185.3 million) as of December 31, 2021, compared with RMB2,835.0 million as of December 31, 2020.

Deferred Revenue and Customer Advances (Current and Non-Current)

Deferred revenue and customer advances were RMB243.9 million (US$38.3 million) as of December 31, 2021, representing a year-over-year decrease of 59.2% from RMB598.3 million as of December 31, 2020. The decrease was primarily attributable to the reduction of the deferred revenue in relation to online K-12 tutoring services to nil as a result of the cessation of our online K-12 tutoring services. The deferred revenue and customer advances as of December 31, 2021 were related to our new businesses and did not include any deferred revenue in relation to online K-12 tutoring services.

Business Outlook

Based on our current estimates, total net revenues for the first quarter of 2022 are expected to be between RMB200 million and RMB210 million. This estimated net revenue for the first quarter of 2022 is derived entirely from the ongoing businesses after the Company’s business transformation and does not include revenues from the legacy online K-12 tutoring services. This estimated range represents a significant increase year-over-year when compared with the relatively small base of the net revenue generated from non-online K-12 tutoring services for the first quarter of 2021.

The above forecast reflects 17EdTech’s current and preliminary view and is therefore subject to change. Please refer to the Safe Harbor Statement below for the factors that could cause actual results to differ materially from those contained in any forward-looking statement.

Supplemental Operating Information

As a result of the change of our business models under the latest regulatory environment, a number of operating information and non-GAAP metrics we provided previously are no longer relevant and they will not be provided going forward.

•	Gross billings of online K-12 tutoring services (non-GAAP) in 2021 were RMB1,666.6 million (US$261.5 million), representing a year-over-year increase of 0.7% from RMB1,654.6 million in 2020.

•	Paid course enrollments in 2021 were approximately 1,936 thousand, representing a year-over-year decrease of 4.1% from approximately 2,018 thousand in 2020.

•	Average MAUs of in-school applications for students in 2021 was 14.4 million, representing a year-over-year decrease of 26.9% from 19.7 million in 2020.

•	Number of instructors and dedicated and full-time tutors is no longer relevant as we have ceased offering tutoring services related to K-12 Academic AST Services in mainland China by the end of 2021.

Amendment of 2020 Share Incentive Plan

On March 8, 2022, the Company’s board of directors (the “Board”) and the compensation committee of the Board (the “Compensation Committee”) has approved and authorized the adoption of an Amended and Restated 2020 Share Incentive Plan (the “A&R 2020 Plan”), effective immediately. The A&R 2020 Plan amends and restates the previously adopted 2020 Share Incentive Plan (the “Original 2020 Plan”) of the Company in its entirety and assumes all awards granted under the Original 2020 Plan.

Compared with the Original 2020 Plan, the A&R 2020 Plan increased the size of the award pool by adding the number of Class A ordinary shares of the Company repurchased by the Company from time to time pursuant to share repurchase programs of the Company, or such lesser number as determined by the chief executive officer of the Company.

Conference Call Information

The Company will hold a conference call on Tuesday, March 8, 2022 at 8:00 p.m. U.S. Eastern Time (Wednesday, March 9, 2022 at 9:00 a.m. Beijing time) to discuss the financial results for the fourth quarter of 2021.

Please note that all participants will need to preregister online prior to the call to receive the dial-in details.

Please note that participants need to pre-register for the conference call participation by navigating to http://apac.directeventreg.com/registration/event/1769749. Once preregistration has been completed, participants will receive dial-in numbers, an event passcode, and a unique registrant ID.

To join the conference, please dial the number you receive, enter the event passcode followed by your unique registrant ID, and you will be joined to the conference instantly.

A telephone replay will be available two hours after the conclusion of the conference call through March 16, 2022. The dial-in details are:

International:	+61 2 8199 0299
U.S. toll free:	18554525696
Passcode:	1769749

Additionally, a live and archived webcast of this conference call will be available at https://ir.17zuoye.com/.

Non-GAAP Financial Measures

17EdTech’s management uses non-GAAP financial measures to gain an understanding of 17EdTech’s comparative operating performance and future prospects. Gross billings of online K-12 tutoring services and adjusted net income (loss) are being used as non-GAAP measurements in evaluating the operating performance. As a result of the change of our business models under the latest regulatory environment, gross billings of online K-12 tutoring services as a non-GAAP measure will no longer be relevant and not be provided going forward.

The Company defines gross billings of online K-12 tutoring services for a specific period as the sum of cash received from each enrollment of our online K-12 tutoring courses in such period inclusive of the applicable VAT and surcharges, net of the total amount of refunds in such period. The Company generally billed its students for the entire course fee at the time of sale of its courses and recognized revenue proportionally as the classes were delivered over a period typically lasting four months or less. The Company also offered students a content playback service once each of the live tutoring class is delivered. In the content playback service, students had unlimited access to recorded audio-video content of the previous live tutoring classes for three years. The related revenue for playback was recognized proportionally over the playback period. The Company considered gross billings to be a valuable measure for monitoring the sales of our online courses and the business performance of its after-school tutoring services in general.

Adjusted net loss represents net loss excluding share-based compensation expenses and such adjustment has no impact on income tax.

Gross billings of online K-12 tutoring services and adjusted net loss are used by 17EdTech’s management in their financial and operating decision-making as a non-GAAP financial measure, because management believes it reflects 17EdTech’s ongoing business and operating performance in a manner that allows meaningful period-to-period comparisons. 17EdTech’s management believes that non-GAAP measures provide useful information to investors and others in understanding and evaluating 17EdTech’s operating performance in the same manner as management does, if they so choose. Specifically, 17EdTech believes the non-GAAP measures provide useful information to both management and investors by excluding certain charges that the Company believes are not indicative of its core operating results.

The non-GAAP financial measures have limitations. They do not include all items of income and expense that affect 17EdTech’s income from operations. Specifically, these non-GAAP financial measures are not prepared in accordance with GAAP, may not be comparable to non-GAAP financial measures used by other companies and, with respect to the non-GAAP financial measures that exclude certain items under GAAP, do not reflect any benefit that such items may confer to 17EdTech. Management compensates for these limitations by also considering 17EdTech’s financial results as determined in accordance with GAAP. The presentation of this additional information is not meant to be considered superior to, in isolation from or as a substitute for results prepared in accordance with US GAAP.

Exchange Rate Information

The Group’s business is primarily conducted in China and all of the revenues are denominated in Renminbi (“RMB”). However, periodic reports made to shareholders will include current period amounts translated into U.S. dollars (“USD” or “US$”) using the exchange rate as of balance sheet date, for the convenience of the readers. Translations of balances in the consolidated balance sheets and the related consolidated statements of operations, comprehensive loss, change in shareholders’ deficit and cash flows from RMB into USD as of and for the year ended December 31, 2021 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.3726 representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 30, 2021. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 30, 2021, or at any other rate.

About 17 Education & Technology Group Inc.

17 Education & Technology Group Inc. is an education technology company in China. The Company provides a smart in-school classroom solution that delivers data-driven teaching, learning and assessment products to teachers, students and parents. Leveraging its extensive knowledge and expertise obtained from in-school business over the past decade, the Company provides teaching and learning SaaS offerings to facilitate the digital transformation and upgrade at Chinese schools, with a focus on improving the efficiency and effectiveness of core teaching and learning scenarios such as homework assignments and in-class teaching. The Company also provides a personalized self-directed learning product to Chinese families, which is not a tutoring service. The product utilizes the Company’s technology and data insights to provide personalized and targeted learning and exercise content that is aimed at improving students’ learning efficiency.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about 17EdTech’s beliefs and expectations, are forward-looking statements. Among other things, the description of the public offering in this announcement contains forward-looking statements. 17EdTech may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: 17EdTech’s growth strategies; its future business development, financial condition and results of operations; its ability to continue to attract and retain users; its ability to carry out its business and organization transformation, its ability to implement and grow its new business initiatives; the trends in, and size of, China’s online education market; competition in and relevant government policies and regulations relating to China’s online education market; its expectations regarding demand for, and market acceptance of, its products and services; its expectations regarding its relationships with business partners; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in 17EdTech’s filings with the SEC. All information provided in this press release is as of the date of this press release, and 17EdTech does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

17 Education & Technology Group Inc.

E-mail: ir@17zuoye.com

Christensen

In China

Eric Yuan

Phone: +86-138-0111-0739

E-mail: Eyuan@christensenir.com

In US

Linda Bergkamp

Phone: +1-480-614-3004

E-mail: lbergkamp@christensenir.com

17 EDUCATION & TECHNOLOGY GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of RMB and USD, except for share and per ADS data, or otherwise noted)

	As of December 31,
	2020	2021	2021
	RMB	RMB	USD
ASSETS
Current assets
Cash and cash equivalents	2,834,962	1,180,898	185,309
Restricted cash	170	—	—
Prepaid expenses and other current assets	211,448	161,826	25,394
Total current assets	3,046,580	1,342,724	210,703

Non-current assets
Property and equipment, net	105,223	69,811	10,955
Right-of-use assets	200,157	153,963	24,160
Other non-current assets	37,782	13,923	2,185

TOTAL ASSETS	3,389,742	1,580,421	248,003

LIABILITIES
Current liabilities
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to the Group of RMB213,481 and RMB93,115 as of December 31, 2020 and December 31, 2021, respectively)	539,787	392,293	61,559
Deferred revenue and customer advances, current (including deferred revenue and customer advances, current of the consolidated VIEs without recourse to the Group of RMB571,827 and RMB239,267 as of December 31, 2020 and December 31, 2021, respectively)	596,307	243,878	38,270
Operating lease liabilities, current (including operating lease liabilities, current of the consolidated VIEs without recourse to the Group of RMB46,835 and RMB29,113 as of December 31, 2020 and December 31, 2021, respectively)	69,409	46,885	7,357

Total current liabilities	1,205,503	683,056	107,186

	As of December 31,
	2020	2021	2021
	RMB	RMB	USD
Non-current liabilities
Deferred revenue and customer advances, non-current (including deferred revenue and customer advances, non-current of the consolidated VIEs without recourse to the Group of RMB1,982 and nil as of December 31, 2020 and December 31, 2021, respectively)	1,982	—	—
Operating lease liabilities, non-current (including operating lease liabilities, non-current of the consolidated VIEs without recourse to the Group of RMB56,427 and RMB57,906 as of December 31, 2020 and December 31, 2021, respectively)	118,107	100,329	15,744

TOTAL LIABILITIES	1,325,592	783,385	122,930

SHAREHOLDERS’ EQUITY
Class A ordinary shares	275	293	46
Class B ordinary shares	38	38	6
Additional paid-in capital	10,653,403	10,859,107	1,704,031
Accumulated other comprehensive income	49,614	18,690	2,933
Accumulated deficit	(8,639,180)	(10,081,092)	(1,581,943)

TOTAL SHAREHOLDERS’ EQUITY	2,064,150	797,036	125,073

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	3,389,742	1,580,421	248,003

17 EDUCATION & TECHNOLOGY GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of RMB and USD, except for share and per ADS data, or otherwise noted)

	For the three months ended December 31,
	2020	2021	2021
	RMB	RMB	USD
Net revenues	486,787	542,548	85,138
Cost of revenues (Note 1)	(173,568)	(191,182)	(30,001)

Gross profit	313,219	351,366	55,137

Operating expenses (Note 1)
Sales and marketing expenses	(247,064)	(104,054)	(16,328)
Research and development expenses	(192,139)	(159,524)	(25,033)
General and administrative expenses	(237,171)	(83,100)	(13,040)
Impairment for property and equipment, right-of-use assets and rental deposits	—	(33,586)	(5,270)

Total operating expenses	(676,374)	(380,264)	(59,671)

Loss from operations	(363,155)	(28,898)	(4,534)

Interest income	2,875	3,298	518
Interest expense	(84)	—	—
Foreign currency exchange loss	(9,236)	(370)	(58)
Other income, net	4,541	415	65

Loss before provision for income tax	(365,059)	(25,555)	(4,009)

Income tax expenses	—	—	—

Net loss	(365,059)	(25,555)	(4,009)

Accretion of convertible redeemable preferred shares	917,688	—	—

Net income (loss) available to ordinary shareholders of 17 Education & Technology Group Inc.	552,629	(25,555)	(4,009)

Net income (loss) per ordinary share
Basic	1.33	(0.05)	(0.01)
Diluted	(0.77)	(0.05)	(0.01)

Net income (loss) per ADS (Note 2)
Basic	13.30	(0.50)	(0.10)
Diluted	(7.70)	(0.50)	(0.10)

Weighted average shares used in calculating net income (loss) per ordinary share
Basic	189,825,119	506,970,707	506,970,707
Diluted	476,257,122	506,970,707	506,970,707

Note 1: Share-based compensation expenses were included in the cost and operating expenses as follows:

	For the three months ended December 31,
	2020	2021	2021
	RMB	RMB	USD
Share-based compensation expenses:
Sales and marketing expenses	23,386	7,071	1,110
Research and development expenses	30,579	24,751	3,884
General and administrative expenses	176,493	10,742	1,686

Total	230,458	42,564	6,680

Note 2: Each one ADS represents ten Class A ordinary shares. Effective on November 17, 2021, the Company changed the ratio of its ADS to its Class A ordinary shares from two ADSs representing five Class A ordinary shares to one ADS representing ten Class A ordinary shares. All earnings per ADS figures in this report give effect to the foregoing ADS to share ratio change.

17 EDUCATION & TECHNOLOGY GROUP INC.

Reconciliations of non-GAAP measures to the most comparable GAAP measures

(In thousands of RMB and USD, except for share, per share and per ADS data)

	For the three months ended December 31,
	2020	2021	2021
	RMB	RMB	USD
Net revenues of online K-12 tutoring services	467,507	525,905	82,526

Add: VAT and surcharges	28,051	1,072	168
Add: ending deferred revenue related to online K-12 tutoring services	564,911	—	—
Add: ending refund liability related to online K-12 tutoring services	22,869	—	—
Less: beginning deferred revenue related to online K-12 tutoring services	488,078	520,758	81,718
Less: beginning refund liability related to online K-12 tutoring services	16,050	14,158	2,222

Gross billings of online K-12 tutoring services (non-GAAP)	579,210	(7,939)	(1,246)

	For the three months ended December 31,
	2020	2021	2021
	RMB	RMB	USD
Net Loss	(365,059)	(25,555)	(4,009)
Share-based compensation	230,458	42,564	6,680

Adjusted net (loss) income	(134,601)	17,009	2,671

17 EDUCATION & TECHNOLOGY GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of RMB and USD, except for share and per ADS data, or otherwise noted)

	For the year ended December 31,
	2020	2021	2021
	RMB	RMB	USD
Net revenues	1,294,371	2,184,520	342,799
Cost of revenues (Note 1)	(495,671)	(878,236)	(137,814)

Gross profit	798,700	1,306,284	204,985

Operating expenses (Note 1)
Sales and marketing expenses	(1,097,932)	(1,412,873)	(221,711)
Research and development expenses	(614,770)	(800,163)	(125,563)
General and administrative expenses	(420,114)	(445,440)	(69,899)
Impairment for property and equipment, right-of-use assets and rental deposits	—	(121,294)	(19,034)

Total operating expenses	(2,132,816)	(2,779,770)	(436,207)

Loss from operations	(1,334,116)	(1,473,486)	(231,222)

Interest income	8,422	24,573	3,856
Interest expense	(2,925)	—	—
Foreign currency exchange (loss) gain	(15,557)	2,326	365
Other income, net	4,268	4,674	733

Loss before provision for income tax	(1,339,908)	(1,441,913)	(226,268)

Income tax expenses	—	—	—

Net loss	(1,339,908)	(1,441,913)	(226,268)

Accretion of convertible redeemable preferred shares	(2,837,991)	—	—

Net loss available to ordinary shareholders of 17 Education & Technology Group Inc.	(4,177,899)	(1,441,913)	(226,268)

Net loss per ordinary share
Basic and diluted	(44.68)	(2.92)	(0.46)

Net loss per ADS (Note 2)
Basic and diluted	(446.80)	(29.20)	(4.60)

Weighted average shares used in calculating net loss per ordinary share
Basic and diluted	93,503,437	494,055,703	494,055,703

Note 1: Share-based compensation expenses were included in the cost and operating expenses as follows:

	For the year ended December 31,
	2020	2021	2021
	RMB	RMB	USD
Share-based compensation expenses:
Sales and marketing expenses	35,077	25,776	4,045
Research and development expenses	68,688	60,002	9,416
General and administrative expenses	252,273	109,436	17,173

Total	356,038	195,214	30,634

Note 2: Each one ADS represents ten Class A ordinary shares. Effective on November 17, 2021, the Company changed the ratio of its ADS to its Class A ordinary shares from two ADSs representing five Class A ordinary shares to one ADS representing ten Class A ordinary shares. All earnings per ADS figures in this report give effect to the foregoing ADS to share ratio change.

17 EDUCATION & TECHNOLOGY GROUP INC.

Reconciliations of non-GAAP measures to the most comparable GAAP measures

(In thousands of RMB and USD, except for share, per share and per ADS data)

	For the year ended December 31,
	2020	2021	2021
	RMB	RMB	USD
Net revenues of online K-12 tutoring services	1,218,564	2,128,610	334,025

Add: VAT and surcharges	73,114	125,788	19,739
Add: ending deferred revenue related to online K-12 tutoring services	564,911	—	—
Add: ending refund liability related to online K-12 tutoring services	22,869	—	—
Less: beginning deferred revenue related to online K-12 tutoring services	218,919	564,911	88,647
Less: beginning refund liability related to online K-12 tutoring services	5,907	22,869	3,589

Gross billings of online K-12 tutoring services (non-GAAP)	1,654,632	1,666,618	261,528

	For the year ended December 31,
	2020	2021	2021
	RMB	RMB	USD
Net Loss	(1,339,908)	(1,441,913)	(226,268)
Share-based compensation	356,038	195,214	30,634

Adjusted net loss	(983,870)	(1,246,699)	(195,634)